EXHIBIT B

Press Release

FOR IMMEDIATE RELEASE - For more info contact JANA Partners LLC at (212) 455 0900

JANA PARTNERS ANNOUNCES CANDIDATES FOR AGRIUM BOARD

New York, NY – November 19, 2012 – JANA Partners LLC today announced four independent director candidates it intends to propose together with JANA Managing Partner Barry Rosenstein for election to the Board of Agrium Inc. (“Agrium”) (TSX / NYSE: AGU):  David Bullock, Stephen Clark, Mitchell Jacobson, and The Honourable Lyle Vanclief.  JANA believes that these individuals will add critical oversight to a Board that for years has tolerated suboptimal capital allocation, failure to manage costs, structural issues, lack of transparency, and share price underperformance relative to a weighted average of Agrium’s peers and to its potential.  JANA, which was already Agrium’s largest shareholder, also disclosed that its stake has risen to more than 6% of Agrium’s shares.  Updated information is available at www.JANAAguAnalysis.com.

Three of JANA’s candidates are seasoned distribution executives with proven records creating value as operators, and in some cases directors, at companies recently cited by Agrium as peers for its distribution business (“Retail”), while none of Agrium’s current independent directors have such experience despite the substantial size and significance of Retail.  These individuals also have direct experience operating distribution businesses in the U.S., Retail’s principal market, as well as other geographies.  JANA’s fourth independent candidate is the former Canadian Minister of Agriculture, who will bring to the Board his experience dealing with complex agricultural issues in government as well as his prior direct experience operating a commercial farm.

“Agrium’s Board has had every opportunity to respond constructively to our analysis, and instead simply attempted to avoid the issues,” said Rosenstein, citing the following governance lapses:

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Refusal to Respond:  As one leading analyst who has not sided with JANA or Agrium noted, “the consensus seems to be that Agrium is going out of its way to avoid addressing JANA’s questions head on” and “the depth and breadth of unanswered questions at Agrium makes it a clear and troubling outlier in an industry known for relatively good disclosure practices.” (CLSA, Nov. 5, 2012)

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Manipulative Analysis:  When challenged to address Retail’s undervaluation, Agrium simply changed the Retail valuation comparables it had advocated for years to include new lower-multiple (and in most cases inapplicable) “midnight” comparables in order to avoid the issue.  Referring to this “switcheroo,” a Wall Street Journal writer noted “it seems odd that Agrium, having done so many retail deals, would have directed analysts toward such a different peer group only last year,” which “also calls into question how much value really has been created by Agrium's retail strategy.” (Aug. 21, 2012)

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Failing to Keep Shareholders Informed:  Agrium kept shareholders in the dark before its recent significant earnings miss, despite having embarked on a lengthy shareholder outreach tour to tout its short-term performance following JANA’s engagement, and also repurchased significant amounts of its stock at much higher prices just before this miss led to a significant stock price decline.  This means that the Board either sought to keep this news from shareholders for as long as possible or has no handle on Agrium’s business, neither of which is acceptable.

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Unverified Claims of Support:  Rather than discuss the merits, Agrium claims that shareholders support the status quo, yet independent observers refute this claim and Agrium has begun implementing some of JANA’s proposals, including dramatically increasing its capital return and improving its disclosure.  In the words of one Globe & Mail writer, “For a firm that says it has strong support from an overwhelming number of shareholders, Agrium Inc. is sure doing what it can to keep them happy.” (Oct. 22, 2012)

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Abdicating Judgment to Mercenary Advisors.  To defend its structure and strategy, Agrium turned to the same defense bankers at Morgan Stanley that argued against its structure and strategy in defending CF Industries against Agrium’s hostile takeover attempt.  As one analyst noted, “the Board’s response to very reasonable questions was to hire the most anti-shareowner advisor it could find.” (CLSA, Nov. 5, 2012)

JANA’s candidates collectively possess the skills and experience to help the Board address, rather than avoid, the critical issues facing Agrium including:

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Driving Operational Performance:  Despite spending more than $4 billion in Retail acquisitions, Agrium has failed to leverage this growth to manage operating costs the way other distribution companies have, causing Agrium to substantially underperform its potential, while JANA’s candidates with distribution experience have helped successfully integrate and grow distribution businesses including realizing substantial cost synergies and margin expansion.  In addition, Agrium has failed to utilize best-in-class Retail metrics to appropriately measure performance over time and set future performance targets, which JANA’s candidates can help address given their experience.

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Improving Capital Allocation: Agrium has consistently failed to generate acceptable returns on acquisitions and investments, properly manage working capital in Retail, and, until prodded by JANA, had the worst record among peers in returning capital to shareholders, while JANA’s candidates have the experience to address these issues.

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Fixing Agrium’s Structure:  Given Retail’s persistent undervaluation, Agrium is in dire need of an unbiased review of its conglomerate structure free of the tainted advice of its current mercenary defense advisors who have been tasked with defending the status quo.  The importance of addressing Retail’s undervaluation honestly was recently highlighted by a leading industry analyst who has not sided with JANA or Agrium, and who noted that “we view JANA Partners’ campaign to have the company spin off retail and increase cash distributions to shareholders as a positive as it highlights the hidden value of retail.” (Susquehanna Financial Group, Nov. 8, 2012)

Stephen Clark, who has more than 30 years of distribution experience, commented that, “Agrium has enormous additional value creation potential, and I’m confident that I can put my distribution experience to work helping the board to unlock that value for all shareholders.”

“At the end of the day, Agrium’s future is in the hands of its shareholders,” Rosenstein added, “and we believe they will overwhelmingly support change to realize Agrium’s true value.”

Each of JANA’s candidates has invested personally in Agrium and will also be incentivized by JANA based upon the performance of Agrium’s shares for all Agrium shareholders.  JANA stated today that it is willing to work with the current Board to ensure that any changes in composition will not raise regulatory issues for or burdens on Agrium, including with respect to the number of Canadian directors who are ultimately seated.

Biographical Information for JANA’s Candidates

David Bullock: Mr. Bullock was the Chief Financial Officer of Graham Packaging Inc. (“Graham Packaging”), a global supplier of plastic packaging, from 2009 to 2011, where he led the company from private ownership under Blackstone to a public listing and its ultimate sale to Reynolds Group at a substantial premium to its IPO price.

Prior to Graham Packaging, Mr. Bullock was Chief Financial Officer (2003-2007) and Chief Operating Officer (2007-2008) of United Agri Products, Inc. (“UAP”) which, prior to its acquisition by Agrium, was the largest independent distributor of agricultural input products in the U.S. and Canada with approximately 350 stores.   At UAP, Mr. Bullock was responsible for improving the business including the creation and implementation of its supply chain and logistics strategy and implementation of its core operating systems and controls. UAP was cited by Agrium’s financial advisor, Morgan Stanley, as the best comparable peer for Agrium’s Retail business (see Agrium’s August 20, 2012 Investor Update, page 9).

Mr. Bullock was a key member of the management team that created substantial value by separating UAP from agricultural conglomerate ConAgra Foods, Inc. in an acquisition by Apollo Management and then turning UAP around through substantial operating improvements.  Mr. Bullock also oversaw the subsequent public offering of UAP and its eventual sale to Agrium at a substantial premium to its IPO price.  The successful turnaround of UAP has made it one of the top performing investments in Apollo’s history.  Prior to UAP, Mr. Bullock held management positions with FMC Corporation.  Mr. Bullock has a B.S. from Lehigh University and an M.B.A. from Cornell University.

According to JANA, during Mr. Bullock’s tenure at UAP from 2002 to 2008, the company experienced significant operating profit growth and margin expansion, driving EBITDA growth of more than 16% per year.

Stephen Clark: Mr. Clark is a member of the Supervisory Board of Brenntag AG (Frankfurt: BNR). Mr. Clark had previously served as Chief Executive Officer from 2006 to 2011 and as President of Brenntag North America from 1990 to 2006.  Mr. Clark managed Brenntag during its private ownership by two different private equity investors (Bain Capital and BC Partners), and then led the company through a successful public offering in 2010.  Brenntag AG is the global market leader in distribution for industrial and specialty chemicals with over $12 billion in total sales and an enterprise value of more than $8 billion.  Brenntag was cited by Agrium’s financial advisor as a relevant distribution peer for Agrium’s Retail business (see Agrium’s August 20, 2012 Investor Update, page 10).   Mr. Clark is a graduate of Pennsylvania State University.

According to JANA, during Mr. Clark’s tenure as CEO from 2006 to 2011, Brenntag grew EBITDA by more than 15% per year and the company experienced significant margin expansion despite a challenging macroeconomic environment, and since the company’s IPO, Brenntag shareholders have realized a total annual return of 25% per year through November 16, vs. a 3% annual return for the STOXX 600 index over the comparable period.

Mitchell Jacobson:  Mr. Jacobson is Chairman of the Board and one of the principal shareholders of MSC Industrial Direct Co., Inc. (NYSE: MSM).  Mr. Jacobson previously served as Chief Executive Officer of MSC from its formation as a public company in October 1995 to November 2005, and has since served as its Chairman and remained its largest shareholder.  MSC today has a $4 billion market capitalization and is one of the largest distributors of a broad range of metalworking and maintenance, repair and operating products with over 600,000 unique SKUs and over 100 branches in the United States.  MSC was also cited by Agrium’s financial advisor as a relevant distribution peer for Agrium’s Retail business (Agrium’s August 20, 2012 Investor Update presentation, page 10, footnote 1).

In addition to his experience with MSC, Mr. Jacobson is an investor and board member of privately held HD Supply, Inc., a leading industrial distributor for professional customers in the infrastructure, maintenance, repair and improvement and specialty construction markets with approximately $8 billion in annual sales.  He is a member of the Board of Trustees for both New York University and the New York University School of Law and is a member of the Investment Committee of the New York University School of Law Foundation. He serves as a Trustee for New York-Presbyterian Hospital and is a member of the Hospital’s Investment Committee as well as Co-Chair of the Hedge Fund Subcommittee and a member of both the Asset Allocation and Private Investments Subcommittees. Mr. Jacobson is a graduate of Brandeis University and the New York University School of Law.

According to JANA, under Mr. Jacobson’s leadership, MSC has grown operating profit more than 12 fold since its IPO through August 2012, representing compound annual growth of 16%, in the process realizing operating leverage and margin expansion, and over this 17 year time period MSC’s shareholders have realized a total annual return of 12% per year through November 16, vs. a 7% annual return for the S&P 500 index over the comparable period.

The Honourable Lyle Vanclief, P.C., P.AG (Dist): Mr. Vanclief was formerly the Minister of Agriculture and Agri-Food Canada (1997-2003) and a Member of Parliament (1988-2004).  In his role as Minister, Mr. Vanclief had responsibility for a $140 billion industry and oversaw a Ministry with 12,000 employees. His responsibilities as Minister included stewardship of various Canadian federal agencies including the Canadian Food Inspection Agency, Farm Credit Canada, the Canadian Dairy Commission, the Canadian Grain Commission and the National Farm Products Council.

Prior to his government service, Mr. Vanclief spent twenty-two years as an entrepreneur in the agriculture industry, during which time he built Willowlee Farms Limited into a diversified fruit, vegetable, grains, oilseeds and livestock operation in Prince Edward County, Ontario.  Mr. Vanclief currently serves on the board of Bioniche Life Sciences Inc.   Mr Vanclief is a graduate of the University of Guelph in Crop Science, a professional Agrologist, a Fellow of the Agricultural Institute of Canada, a graduate of the Directors Education Program at the Rotman School of Management (University of Toronto) and is an Institute certified director with the professional designation ICD.D.  Currently he provides agricultural and agri-food consulting.  Mr. Vanclief was inducted into the Canadian Agricultural Hall of Fame in 2010.

Barry Rosenstein:  Barry Rosenstein is the founder and Managing Partner of JANA Partners LLC, an investment advisor with approximately $3.5 billion in investments and commitments, founded in 2001, and registered with the United States Securities and Exchange Commission. JANA is a recognized leader in creating value through shareholder activism and has on numerous occasions successfully challenged boards and management to focus on creating shareholder value, including with respect to Marathon Petroleum, TNT, McGraw Hill, El Paso, Charles River, CNET, Kerr-McGee Corp., Artesyn Technologies, Houston Exploration Company, InterCept and SourceCorp.  Mr. Rosenstein has served on several public boards including the boards of Convergys Corporation and CoPart, Inc.

Prior to establishing JANA, Mr. Rosenstein was the founder and Managing Partner of Sagaponack Partners, a private equity fund.  Mr. Rosenstein began his career as an investment banker specializing in mergers and acquisitions with Merrill Lynch in New York and was also a principal in charge of corporate takeover for Asher Edelman’s Plaza Securities Corporation.   Mr. Rosenstein graduated from Lehigh University (1981) Phi Beta Kappa and earned an MBA from the University of Pennsylvania's Wharton School of Business (1984).  Mr. Rosenstein is a trustee of Brown University and the 92nd Street Y in New York City and a board member of Make the Road New York.

All $ amounts refer to US dollars.

Disclaimers

The Shareholder has not sought or obtained consent from any third party to the use herein of previously published information. Any such information should not be viewed as indicating the support of such third party for the views expressed herein.

Except for the historical information contained herein, the matters addressed in these materials are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results could differ materially from those contained in the forward-looking statements. The Shareholder does not assume any obligation to update the forward-looking information.

Information in Support of Public Broadcast Solicitation

JANA is relying on the exemption under section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations to make this public broadcast solicitation.  The following information is provided in accordance with corporate and securities laws applicable to public broadcast solicitations.

This solicitation is being made by JANA, and not by or on behalf of the management of Agrium.

The address of Agrium is 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8.

JANA has filed an information circular containing the information required by Form 51-102F5 – Information Circular in respect of its proposed nominees, which is available on Agrium's company profile on SEDAR at www.sedar.com.

Proxies for the Agrium shareholders' meeting may be solicited by mail, telephone, email or other electronic means as well as by newspaper or other media advertising, and in person by managers, directors, officers and employees of JANA, who will not be specifically remunerated therefor.  In addition, JANA may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, conveyed by way of public broadcast, including through press releases, speeches or publications, and by any other manner permitted under applicable Canadian laws.  JANA may engage the services of one or more agents and authorize other persons to assist it in soliciting proxies on behalf of JANA.  All costs incurred for the solicitation will be borne by JANA.

JANA has entered into agreements with Kingsdale Shareholder Services Inc. ("Kingsdale") and The Laurel Hill Advisory Group Company ("Laurel Hill") pursuant to which Kingsdale and Laurel Hill have agreed to assist JANA in soliciting shareholders should JANA commence a formal solicitation of proxies.  Kingsdale's responsibilities will principally include advising JANA on governance best practices, where applicable, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, and advising with respect to meeting and proxy protocol. Laurel Hill will be principally responsible for the solicitation of retail shareholders and other strategic advice. Pursuant to the agreement with Kingsdale, for its solicitation services, Kingsdale would receive a fee in the range of $125,000 to $250,000, plus disbursements and a telephone call fee.  In addition, Kingsdale may be entitled to a success fee on the successful completion of JANA's solicitation, as determined by JANA in consultation with Kingsdale. Kingsdale will also receive a separate fee for its other services. Pursuant to the agreement with Laurel Hill, Laurel Hill would receive a fee of up to $100,000, plus disbursements and a telephone call fee. In addition, Laurel Hill will be entitled to a success fee of $100,000 on the successful completion of JANA's solicitation. All costs incurred for the solicitation will be borne by JANA.

 JANA is not requesting that Agrium shareholders submit a proxy at this time.  Once JANA has commenced a formal solicitation of proxies, a registered holder of common shares of Agrium that gives a proxy may revoke it: (a) by completing and signing a valid proxy bearing a later date and returning it in accordance with the instructions contained in the form of proxy to be provided by JANA, or as otherwise provided in the final proxy circular, once made available to shareholders; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, as the case may be: (i) at the registered office of Agrium at any time up to and including the last business day preceding the day the meeting of Agrium shareholders or any adjournment or postponement of the meeting is to be held, or (ii) with the chairman of the meeting prior to its commencement on the day of the meeting or any adjournment or postponement of the meeting; or (c) in any other manner permitted by law.  A non-registered holder of common shares of Agrium will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary.

To the knowledge of JANA, neither JANA nor any of its managers, directors or officers, or any associates or affiliates of the foregoing, nor any of the Shareholder Nominees, or their respective associates or affiliates, has: (i) any material interest, direct or indirect, in any transaction since the beginning of Agrium's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Agrium or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted upon at the meeting of Agrium shareholders other than the election of directors.

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